Filed by Great Plains Energy Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-212513

Subject Company: Westar Energy, Inc.

Explanatory Note: A link to the following communication was posted by Great Plains Energy Incorporated on its website.

Office of the Mayor Mayor Sylvester “Sly” James, Jr. 29th Floor, City Hall 414 East 12th Street Kansas City, Missouri 64106	(816) 513-3500
Fax: (816) 513-3518

September 1, 2016

Daniel Y. Hall

Chairman, Missouri Public Service Commission

200 Madison Street, PO Box 360

Jefferson City, MO 65102-0360

Letter in Support of the Purchase of Westar Energy by Great Plains Energy

To Chairman Hall and Commissioners:

As the Mayor of Kansas City, Missouri, I am proud to support the merger of KCP&L (by its parent company Great Plains Energy) and Westar Energy. Kansas and Missouri have a long history of working together across state lines, and this merger is another positive step towards greater cooperation and regional prosperity.

As thrilled as I am for my friends in Kansas that they get to keep a great Kansas company ‘local,’ I am even more thrilled for what this means for Kansas City and the state of Missouri. Kansas City Power and Light is one of our great local companies.

KCP&L is on the cutting edge of industry trends, whether it be towards collaborating with their customers on creating a more sustainable energy future, or community engagement. KCP&L and Kansas City have teamed up on some valuable projects that have helped remake Kansas City into one of the best cities in the United States. Together, we:

•	Partnered to bring Google Fiber ultra-high speed internet to residents in Kansas City and throughout the region;
•	Teamed-up to build the country’s first and largest public-facing electric vehicle charging station platform;
•	Worked together to construct a streetcar system that is stimulating economic development in our downtown and the urban core, and has been called a model for similar efforts around the nation; and
•	Collaborated to plan and execute one of the largest municipal rooftop solar initiatives in the United States.

KCP&L supports our community. Their employees serve on multiple boards and commissions for Kansas City and are very involved in our school system. I also appreciate KCP&L’s commitment to our city’s low-income neighborhoods and at-risk youth. In short, KCP&L is an important part of our city and a strong corporate partner. It is important that they are able to continue to fulfill this role. The combination of KCP&L and Westar will result in a stronger local company at less risk of takeover from a company outside Missouri or Kansas, who may not be as committed to our collective future as KCP&L. That is important to me and to all of their residential customers who live in Kansas City. KCP&L’s longevity in the industry, coupled with resource sharing with Westar through this merger, will reduce the risk of rate increases.

This acquisition is also a great Kansas City success story. We gain a Fortune 1000 company in our area, and get to brag about a downtown headquartered company expanding, not to mention the continued economic development and investment in Missouri that this merger represents.

Kansas City, and the whole surrounding region, is truly a region on the move. We can all look forward to the benefit of the combined strength of Westar Energy and KCP&L.

Sincerely

Sylvester “Sly” James, Jr.

Mayor of Kansas City, Missouri

cc:	Secretary Morris L. Woodruff Commissioner Stephen M. Stoll Commissioner William P. Kenney Commissioner Scott T. Rupp Commissioner Maida J. Coleman

Forward Looking Statements

Statements made on this communication that are not based on historical facts are forward-looking, involve risks and uncertainties, and speak only as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the proposed acquisition of Westar, the outcome of regulatory proceedings, cost estimates of capital projects and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint venture or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated acquisition of Westar; the risk that a condition to the closing of the anticipated acquisition of Westar or the committed debt or equity financing may not be satisfied or that the anticipated acquisition may fail to close; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the anticipated acquisition of Westar and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated acquisition of Westar; the costs incurred to consummate the anticipated acquisition of Westar; the possibility that the expected value creation from the anticipated acquisition of Westar will not be realized, or will not be realized within the expected time period; the credit ratings of Great Plains Energy following the anticipated acquisition of Westar; disruption from the anticipated acquisition of Westar making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; and other risks and uncertainties.

The foregoing list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties are discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy has filed and will file with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other risk factors are detailed from time to time in Great Plains Energy’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the SEC. Each forward-looking statement speaks only as of the date it was made. Great Plains Energy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This information on this website does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Great Plains Energy has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-212513), which was declared effective by the SEC, and a definitive joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, each of which is publicly available, and Great Plains Energy and Westar have filed and may file other documents regarding the proposed transaction with the SEC. Great Plains Energy and Westar have mailed to their respective shareholders the definitive joint proxy statement/prospectus in connection with the transaction. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION.

Investors can obtain free copies of the Registration Statement and joint proxy statement/prospectus and other documents filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and definitive joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.